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                                                                    EXHIBIT 99-9



                           [PECO ENERGY LETTERHEAD]




                                                                October   , 1995





To Holders of Depositary Shares,
each representing a one-fourth
interest in a share of $7.96 Cumulative
Preferred Stock of PECO Energy Company

PECO Energy Company ("PECO Energy") is offering to exchange Trust Receipts, each representing a ___% Cumulative Monthly Income Preferred Security, Series B, representing a limited partner interest issued by PECO Energy Capital, L.P. ("PECO Energy Capital"), for up to 5,400,000 depositary shares (the "Depositary Shares"), each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock of PECO Energy. Depositary Shares not accepted for exchange because of proration or otherwise will be returned.

Enclosed with this letter are an Offering Circular/Prospectus and a Letter of Transmittal which explain the exchange offer, including the terms and conditions thereof. If you want to participate in the exchange offer, the instructions for doing so are set forth in detail in the enclosed materials.

I encourage you to read these materials carefully before making any decision with respect to the exchange offer and to consult your financial adviser. Neither PECO Energy nor the Board of Directors of PECO Energy makes any recommendation whether or not you should participate in the exchange offer.

Sincerely,






Enclosures